Pricing Term Sheet dated October 4, 2007	Filed pursuant to Rule 433 Registration File No. 333-123783 Supplementing the Preliminary Prospectus Supplement dated October 3, 2007 and Prospectus dated November 23, 2005
$175,000,000
3.75% Convertible Senior Notes
Molina Healthcare, Inc.
In connection with the pricing of our 3.75% Convertible Senior Notes, we increased the aggregate principal amount of the Notes being offered from $150,000,000 to $175,000,000.
FINAL PRICING TERMS

The issuer	Molina Healthcare, Inc. (NYSE: MOH).

Securities offered	3.75% Convertible Senior Notes due 2014.

Aggregate principal amount offered	$175,000,000.

Over-allotment option	$ 25,000,000.

Maturity date	October 1, 2014.

Interest	3.75% per annum, accruing from the settlement date.

Interest payment dates	Each October 1 and April 1, beginning April 1, 2008.

Record Dates	Each September 15 and March 15 beginning on March 15, 2008.

Price to public	100%.

Proceeds to the issuer	97.00%.

NYSE closing price of the issuer’s common stock on October 4, 2007	$34.51 per share.

Conversion premium	36% above reference price.

Conversion price	$46.93 (approximately) per share of common stock, subject to adjustment.

Free convertibility period
At the option of the holder, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after July 1, 2014 through the scheduled trading day immediately preceding the maturity date.

Conversion rate	21.3067 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

Trade date	October 5, 2007.

Settlement date	October 11, 2007.

CUSIP	60855R AA8

Joint Bookrunning Managers	Citigroup Global Markets Inc. and UBS Securities LLC

Co-manager	Bear, Stearns & Co. Inc.

Use of Proceeds:	The issuer intends to use the net proceeds of the offering to repay amounts outstanding under its revolving credit facility, fund its acquisition of Mercy CarePlus in Missouri, continue to pursue its acquisition and expansion strategy, and for general corporate purposes including working capital.

Adjustment to conversion rate upon fundamental change	The number of additional shares to be added to the conversion rate will be determined by reference to the table below and is based on the conversion date and the “applicable price” in connection with such transaction. The “applicable price” in connection with a make-whole change of control means:

• If the consideration (excluding cash payment for fractional shares or pursuant to statutory appraisal rights) paid to holders of the issuer’s common stock in connection with such transaction consists exclusively of cash, the amount of such cash per share of the issuer’s common stock; and

• In all other cases, the average of the closing sale prices per share of the issuer’s common stock for the five consecutive trading days immediately preceding the related conversion date.

The applicable prices set forth in the first row of the table below (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the Notes is adjusted. The adjusted applicable prices will equal the applicable prices in effect immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The increase of the additional shares to the conversion rate will be subject to adjustment in the same manner as the conversion rate.
* The deal was upsized from an original size of $150,000,000 with an over-allotment option of $22,500,000.
Applicable Price

Conversion Date	$34.51	$38.00	$41.50	$45.00	$48.50	$52.00	$55.50	$60.00	$70.00	$80.00	$100.00	$120.00

October 5, 2007	7.6704	6.8816	5.9458	5.2060	4.6113	4.1259	3.7243	3.3017	2.6201	2.1594	1.5796	1.2285
October 1, 2008	7.6704	6.6085	5.6459	4.8930	4.2944	3.8114	3.4162	3.0054	2.3559	1.9276	1.4017	1.0896
October 1, 2009	7.6704	6.3145	5.3140	4.5413	3.9354	3.4533	3.0645	2.6669	2.0548	1.6645	1.2013	0.9335
October 1, 2010	7.6704	5.9936	4.9394	4.1377	3.5197	3.0371	2.6555	2.2738	1.7081	1.3646	0.9759	0.7590
October 1, 2011	7.6704	5.6428	4.5090	3.6631	3.0259	2.5411	2.1683	1.8078	1.3038	1.0205	0.7228	0.5640
October 1, 2012	7.6704	5.2646	4.0048	3.0879	2.4199	1.9320	1.5739	1.2470	0.8353	0.6348	0.4486	0.3536
October 1, 2013	7.6704	5.0091	3.3773	2.3207	1.5955	1.1084	0.7869	0.5322	0.2887	0.2103	0.1537	0.1233
October 1, 2014	7.6704	5.0091	2.7897	0.9155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and conversion date may not be set forth in the table above, in which case:
1.	if the actual applicable price is between two applicable price amounts in the table or the conversion date is between two dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable price amounts, and/or the two dates, based on a 365- or 366-day year, as applicable;

2.	if the actual applicable price is in excess of $120.00 per share (subject to adjustment), the issuer will not increase the conversion rate applicable to the converted Note; and

3.	if the actual applicable price is less than $34.51 per share (the last bid price of the issuer’s common stock on the date of the prospectus supplement) (subject to adjustment), the issuer will not increase the conversion rate applicable to the converted Note.
Notwithstanding the foregoing, in no event will the issuer increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 28.9771 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments” in the prospectus supplement for the offering.
If any information contained in this term sheet is inconsistent with information contained in the prospectus or preliminary prospectus supplement relating to the Notes, the terms of this term sheet shall govern.
The issuer has filed a registration statement (including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.
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